UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
_______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-33107

_______________________

CANADIAN SOLAR INC.
_______________________

545 Speedvale Avenue West, Guelph,

Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Explanatory Note

Signature

Exhibit Index

Exhibit 99.1

Explanatory Note

CSI Solar Co., Ltd. (“CSI Solar”), a majority-owned subsidiary of Canadian Solar Inc. (“Canadian Solar”) with its shares listed on the Shanghai Stock Exchange (“SSE”)’s Sci-Tech Innovation Board, has filed with the SSE an announcement of preliminary unaudited financial results for the full year 2023 (the “Announcement”). Currently, Canadian Solar owns approximately 62% of CSI Solar.

Exhibit 99.1 provides an English translation of the Announcement for CSI Solar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman and Chief Executive Officer

Date: February 28, 2024

EXHIBIT INDEX

Exhibit 99.1 — CSI Solar Co., Ltd. Announcement of Preliminary Financial Data for the Full Year 2023